October 10, 2007

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Titanium Group Limited
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-142578

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the “Company”), Amendment No. 2 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated July 24, 2007 and as communicated in a telephone conversation on August 2, 2007 with Maryse Mills-Apenteng, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

General

1.
We reissue prior comment 2 of our letter dated June 4, 2007.  We note your response that you consider it “impossible” to compare the potential effect of the differences under the laws of each jurisdiction because to do so would require a case with virtually identical facts decided in each jurisdiction.  We disagree with your assertion.  The related risk factor discussion on page 8 describes the differences in vague terms, such as by stating that the fiduciary responsibilities of directors is “not as clearly established as…in some jurisdictions in the United States.”  Other vague references include the statement that the circumstances in which shareholder derivative actions may be brought and the procedures and defenses available are “more limited” and that shareholders may have “fewer alternatives available to them.”  Please revise these statements and expand the related disclosure on page 47 to provide more

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
October 10, 2007

specific information regarding the limitations of or differences in British Virgin Islands corporate law as it relates to shareholder rights.
Response:  The essence of the risk factor on page 8 and the disclosure on what is now page 48 is to communicate the fact that shareholder rights are defined and established for the most part by case law.  The corporate and securities laws of the British Virgin Islands are not as fully defined by case precedent and judicial interpretation as the laws of the United States, therefore effectively limited the rights of shareholders of British Virgin Island companies.

Amendment No. 2 to the registration statement contains the following revised language on page 8 to address this issue and to reflect the repeal of the International Business Companies Act and its replacement with the BVI Business Companies Act (“BVIBC Act”):

“We are a British Virgin Islands company and~~, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law,~~ you may have fewer protections as a shareholder as compared to a shareholder of the U.S. company because the British Virgin Islands has a less developed body of corporate law.

~~Our corporate affairs are governed by our memorandum and articles of association, the International Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands.~~  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and the BVIBC Act (which provides minority shareholders with certain statutory rights to bring derivative actions where we or a director engage in or propose to engage in conduct that contravenes the BVIBC Act or the memorandum and articles of association), as opposed to provisions in our memorandum and articles of association and the International Business Companies Act of the British Virgin Islands.  The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law, though set out in the BVIBC Act and common law,are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, due to the fact that ~~In particular,~~ the British Virgin Islands has a less developed body of corporate and securities common laws that define these concepts, as compared to the United States. ~~, and~~ In particular, some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate and securities law as a result of the large number of court cases that have been litigated and decided in those states.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
October 10, 2007

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.  The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action are established by British Virgin Islands case law and the BVIBC Act.  Due to the limited body of British Virgin Islands case law, this~~,~~ may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the US.  Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.”

Amendment No. 2 to the registration statement contains the following revised language on page 48:

“British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions, as many of the protections found in US jurisdictions are derived from case law and judicial interpretation of corporate statutes.  The British Virgin Islands has less such case law and judicial interpretations than in the US.  Further, w~~W~~hile British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, that is, in the name of, and for the benefit of, our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action are also established by British Virgin Islands case law and the BVIBC Act.  Again, due to the limited body of British Virgin Islands case law and judicial interpretation of the BVIBC Act, this~~,~~ may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the US.”

2.
We have reviewed your response to prior comment 3 of our letter dated June 4, 2007.  We are unable to concur with your assertion, that the proposed transaction dos not represent a distribution on behalf of the issuer.  Given the significant percentage of shares being registered relative to the number of shares owned by non-affiliates as well as the direct benefits of the offering to the issuer that result from conversion of its debt securities by a limited number of professional investors and distribution of the underlying equity securities to the public, it appears that the offering is in fact an indirect primary offering.  As such, we are of the view that Rule 415(a)(1)(i) under the Securities Act is not available for the primary offering that you propose.

If you intend to register the offering in its current form as a primary offering, it does not appear that you may conduct a continuous, delayed or at the market offering in reliance on Rule 415(a)(1)(c) or 415(a)(4), as you are not qualified to register securities on Form S-3.  Therefore, you must file a registration statement for the resale offering at the time of each conversion.  Note further that you must identify the selling

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
October 10, 2007

shareholders as underwriters in the registration statement and include the price at which the underwriters will sell the securities.

If you wish to avail yourself of Rule 415(a)(1)(i) for the offering, substantially reduce the number of shares you are registering.

[August 2, 2007 comment: The number of shares being registered for resale needs to be below 33%.]

Response:  The Company proposes to reduce the number of shares being registered for resale to 4,014,400.  Currently, of the 50,000,000 shares outstanding, 37,835,000 are held by officers, directors, and more than 5% shareholders, leaving 12,165,000 in the hands of non-affiliates.  The reduced amount of 4,014,400 would be just under 33% of the number of shares held by non-affiliates.

Risk Factors

As a British Virgin Islands corporation, shareholders may have difficulty, page 8.

3.
Your use of the term “certain” to modify “civil liability provisions of United States federal securities laws” is vague.  Either substitute “the” for “certain” or else describe the particular U.S. civil liability provisions that you believe raise enforcement difficulties for investors.

Response:  The word “certain” has been replaced by the word “the” in the amendment to the registration statement.

4.
Please refer to prior comment 11 of our letter dated June 4, 2007.  We note your disclosure that you “believe [you] will have the financial ability to pay the convertible debentures at maturity” and your response, which indicates that this belief is based on “internal budgeting and forecasting,” which are not explained.  Referring to internal budgets and forecasts as the basis for the belief, without more, does not adequately inform shareholders about the conditions that will need to be satisfied to enable the company to pay the debt or allow the investors to assess the likelihood of loan repayment.  Please expand the disclosure on page 53 to provide meaningful disclosure concerning the assumptions underlying your assertion that the company will be able to pay the loan at maturity.

Response:   Amendment No. 2 to the registration statement containing the following revised language on pages 53 and 54:

“We intend to pay the convertible debentures according to their terms.  The debentures require quarterly payments of interest beginning July 1, 2007.  There is a balloon principal payment at maturity, which is April 3, 2010.  Based on our internal budgeting and forecasting, we believe that we will have the financial ability to pay the

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
October 10, 2007

convertible debentures at maturity.  We are using the proceeds from the convertible debt financing to expand our sales operations and accelerate our global market presence, in addition to enabling us to secure and deliver large contracts over the next 18 months.  These forecasts assume growth in revenues and profit based on such expanded sales operations and obtaining such contracts, as well as our historical growth in sales and our belief as to the growth of the industry.  However, if our internal budgeting and forecasting prove to be incorrect, we would be forced to seek other financing or renegotiate terms of repayment with the lenders.  If the trading price of our common stock exceeds $0.30 significantly prior to the maturity date of the debentures, we anticipate that the lenders will convert their convertible debentures into stock rather than wait for repayment.”

The Company notes that the original comment (set forth in the Staff’s letter of June 4, 2007, was to disclose “whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.”  The foregoing language expresses the Company’s present intention and belief regarding repayment.

While the Company considered submitting its internal forecasts and budgets as supplemental information to establish the reasonableness of its basis for this belief, the Company decided that its assumptions about its growth and growth of the industry could lead to more confusion and therefore decided not to do so.  The Company notes, however, that its historical results of operations are not necessarily indicative of its future performance.  Until this debt financing resulting in $1,225,000 of net proceeds to the Company, the Company had never obtained any external source of financing of this magnitude.  If management of the Company did not believe that this cash infusion would lead to greater growth in sales and profitability, it would not have obtained the financing.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage
Enclosures
Cc:	Titanium Group Limited